UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)

                         Mendocino Brewing Company, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    586579104
                                 (CUSIP Number)

                                  Sara E. Mugge
                       Coblentz, Patch, Duffy & Bass, LLP
                          222 Kearny Street, 7th Floor
                         San Francisco, California 94108
                                  415/391-4800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 13, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Inversiones Mirabel, S.A. ("Inversiones")
         N.A.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5       N.A.                                                               [_]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Panama
--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

                                        5,500,000 shares of common stock, except
                                        that Dr. Vijay Mallya  ("Mallya") may be
                                        deemed  to  have  shared  power  to vote
                                        these  shares  because   Inversiones  is
                                        owned by a foreign entity, the ownership
                                        of which is  controlled  by  fiduciaries
                                        who may exercise  discretion in favor of
                                        Mallya among others.  Mallya's  interest
                                        in the Issuer's common stock is reported
                                        in  a  separate   Schedule  13D,   filed
                                        jointly by Mallya  and United  Breweries
                                        of America, Inc. ("UBA").
  NUMBER OF
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8         SHARED VOTING POWER
  OWNED BY
    EACH                                See response to Row 7.
  REPORTING
   PERSON                     --------------------------------------------------
    WITH                      9         SOLE DISPOSITIVE POWER

                                        5,500,000 shares of common stock, except
                                        that Mallya may be deemed to have shared
                                        power to dispose of these shares because
                                        Inversiones   is  owned  by  a   foreign
                                        entity,   the   ownership  of  which  is
                                        controlled   by   fiduciaries   who  may
                                        exercise discretion in favor of Mallya among others.

--------------------------------------------------------------------------------
                             10         SHARED DISPOSITIVE POWER

                                        See response to Row 9.
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11      5,500,000 shares
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12      N.A.                                                            [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13      49.6%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 14      CO
--------------------------------------------------------------------------------


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


With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, no par value (the "Common Stock") of Mendocino Brewing Company, Inc., a California corporation (the "Issuer"), whose principal executive offices are located at P.O. Box 400, 13351 Highway 101 South, Hopland, California 95449.

Item 2. Identity and Background.

(a, b, c and f) This Schedule 13D is being filed by Inversiones Mirabel, S.A., a Panama corporation (the "Reporting Person"). The principal office of the Reporting Person is Hong Kong Bank Building, 6th Floor, Samuel Lewis Ave., P.O. Box 6-4298, El Dorado, Panama City, Panama. The principal business of the Reporting Person is to make investments in foreign companies. Exhibit 2 hereto sets forth the name, principal occupation, address and citizenship of each of the executive officers and directors of the Reporting Person and is incorporated herein by reference.

(d) Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any person with respect to which information is provided in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any person with respect to which information is provided in response to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 13, 2001, the Issuer consummated a transaction (the "UBI Purchase") whereby, pursuant to a Share Purchase Agreement, dated November 3, 2000, among the Issuer, the Reporting Person and Golden Eagle Trust, an Isle of Man trust, in exchange for 5,500,000 shares of the Issuer's Common Stock, the Issuer acquired from the Reporting Person all of the issued and outstanding capital stock of United Breweries International (UK) Limited, a company organized under the laws of England and Wales ("UBI"). The shares of Common Stock issued to the Reporting Person constituted approximately 49.6% of the Issuer's outstanding Common Stock. As a consequence of the UBI Purchase, UBI has become a wholly-owned subsidiary of the Issuer.

The UBI Purchase was a related party transaction because the Reporting Person is owned by Golden Eagle Trust, which also owns United Breweries of America, Inc.("UBA") indirectly through a foreign corporation. Because the trustees who control Golden Eagle Trust have the ability to act in favor of Mallya amongst others, he may have a material financial interest in the Issuer, through UBA's ownership of the Issuer's shares, and in the Reporting Person. Mallya is also the Issuer's Chairman of the Board and Chief Executive Officer.

Item 4. Purpose of Transaction.

With respect to the Reporting Person, the purpose of the UBI Purchase was to avail the Issuer and the Reporting Person of several potential benefits, including the belief that the business of UBI complements the operations, business, and financial condition of the Issuer. In addition, the acquisition of UBI by the Issuer may help accelerate the growth rate of UBI's subsidiary, UBSN Ltd., a United Kingdom corporation, especially with respect to its United States markets. It is believed that the UBI Purchase will provide UBI the opportunity to increase its business relationships in the United States through its connection with the Issuer, and that through closer relationships with the Issuer and potential relationships with other companies with which the Issuer does business, UBI may be able to significantly increase its volumes and accelerate and enhance its product offerings. This would presumably enhance the value of the Issuer's Common Stock received by the Reporting Person in exchange for UBI.

Item 5.  Interest in Securities of the Issuer.

(a) As of August 13, 2001, the date of consummation of the UBI Purchase, the Reporting Person is the beneficial owner of 5,500,000 shares of Common Stock of the Issuer, constituting approximately 49.6% of the outstanding shares of the Issuer's Common Stock.

(b) As of August 13, 2001, the date of consummation of the UBI Purchase, the Reporting Person has the sole power to vote and dispose of the 5,500,000 shares of Common Stock owned directly by it. Although the Reporting Person has sole voting rights and dispositive power with regard to such shares, Mallya may be deemed to share voting and dispositive power with regard to such shares by virtue of the relationships described in Item 3 of this Schedule 13D.


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

(c) With the exception of the Issuer's acquisition of UBI from the Reporting Person in exchange for 5,500,000 shares of the Issuer's Common Stock as more fully described in Item 3, above, there were no transactions in the class of securities reported on that were effected during the past sixty days by the persons named in response to paragraph (a).

(d) Except as described in Item 3 of this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the UBI Purchase, the Issuer, the Reporting Person and Golden Eagle Trust entered into a Share Purchase Agreement, dated November 3, 2000 (the "Agreement"). The transactions contemplated by the Agreement were consummated on August 13, 2001. The following summary of the Agreement is modified in its entirety by reference to the terms of the Agreement itself, a copy of which is attached to this Schedule 13D and incorporated herein by reference. Any conflict between the following description and the actual terms of the Agreement shall be resolved by reference to, and in favor of, the actual Agreement.

Pursuant to the Agreement, the Issuer agreed to buy from the Reporting Person all of the outstanding shares of UBI in exchange for 5,500,000 shares of the Issuer's previously unissued Common Stock. The shares of Common Stock issued to the Reporting Person constituted approximately 49.6% of the Issuer's outstanding Common Stock after consummation of the UBI Purchase. As a consequence of the UBI Purchase, UBI became a wholly-owned subsidiary of the Issuer.

The Issuer also agreed to seek, and did in fact obtain, shareholder approval for the election to its Board of Directors, one Director who was proposed by the Reporting Person.

Under the terms of the Agreement, the Reporting Person made a number of representations and warranties with respect to UBI and its subsidiary, UBSN Ltd., a United Kingdom corporation ("UBSN"). Each of these representations and warranties, and the performance by the Reporting Person of its indemnity obligations with respect thereto, were unconditionally indemnified and guaranteed by Golden Eagle Trust, which must indemnify and hold the Issuer harmless against any and all losses, damages, costs, and expenses suffered or incurred by the Issuer as the result of any breach by the Reporting Person of any of such representations, warranties, or indemnities.

Further, the Reporting Person and Golden Eagle Trust have jointly and severally agreed to indemnify UBI against any and all claims, losses, and liabilities which UBI may incur arising out of a guarantee previously given by UBI to an unrelated third party in connection with a lease of certain property by a former affiliate of UBI's.

The Agreement imposes a series of restrictions on certain activities by the Reporting Person for a period of two years following the closing, including the following:

     (i) No competition: The Reporting Person will not, directly or indirectly, engage in any business which competes with the business of UBI or UBSN in any country in which UBI or UBSN has carried on that business during the year preceding the closing of the Agreement.


     (ii) No solicitation of customers: The Reporting Person will not solicit or entice away the business of any customer of UBI or UBSN that has been a customer of UBI or UBSN during the year preceding the closing of the Agreement.


     (iii) No solicitation of employees and contractors: The Reporting Person will not solicit, engage, or employ any person who has been employed in a managerial, supervisory, technical, or sales capacity by, or been engaged as a consultant to, UBI or UBSN as of the closing or during the six month period immediately preceding the closing of the Agreement.

In addition to the foregoing covenants, the Reporting Person may not (i) disclose, divulge, or use any of the confidential information of UBI or UBSN; or
(ii) use any name or trademark that is likely to be confused with any name or trademark (including but not limited to the "Kingfisher" trademark) that is owned by, or licensed to, UBI or UBSN in connection with a business of brewing or trading lager beer, or a business which is substantially similar to such brewing or trading business carried out by UBI or UBSN.

A majority of the Issuer's shareholders approved the UBI Purchase. In addition, the Issuer received a "fairness opinion" regarding the UBI Purchase from Sage Capital LLC.


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


Item 7. Material to be Filed as Exhibits.

1. Share Purchase Agreement, dated November 3, 2000, among the Issuer, the Reporting Person and Golden Eagle Trust, with respect to the UBI Purchase. Such Share Purchase Agreement is incorporated herein by reference.

2. Exhibit 3, which sets forth the name, principal business, address and citizenship of each of the executive officers and directors of the Reporting Person. Exhibit 2 is incorporated herein by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 15, 2001                                      INVERSIONES MIRABEL, S.A.
-------------------


                                                     By:  /s/ Jay Vallabh
                                                        ------------------------
                                                     Name:  Jay Vallabh
                                                     Title: President


  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



Exhibit No.                                                     Found on
-----------                                                     Sequentially
                                                                Numbered Pages


Exhibit 1.  Share Purchase Agreement, dated November 3, 2000          6
Exhibit 2.  Name, address, etc. for Reporting Person                 95


                                       5